May 17, 2007

Domenick Pugliese, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

Re:	X Exchange-Traded Funds, Inc.
	File Nos. 333-142172 and 811-22053

Dear Mr. Pugliese:

On April 17, 2007, you filed a registration statement on Form N-1A for X Exchange-Traded Funds, Inc., an open-end management investment company comprised of the following 8 series of exchange-traded funds:

Wilder Asian Emerging Markets Exchange-Traded Fund;
Wilder Brazil Exchange-Traded Fund;
Wilder China Exchange-Traded Fund;
Wilder Diversified Healthcare Exchange-Traded Fund;
Wilder Healthy Lifestyle Exchange-Traded Fund;
Wilder Israel Exchange-Traded Fund;
Wilder Latin American Exchange-Traded Fund; and
Wilder Worldwide Emerging Markets Exchange-Traded Fund.

Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement.

Prospectus

What Are The Underlying Indexes And How Are They Created And Maintained? (Page 1)

1.	Form N-1A generally provides that information required by Items 2 and 3 of the Form be in the order specified and that no information, other than the cover page and table of contents, should precede the Risk/Return Summary. *See* General Instruction C.3.(a) to Form N-1A. The Form, however, permits some flexibility for registrants to organize information in a multi-fund prospectus to make it understandable to the investor. *See* General Instruction C.3.(c) of Form N-1A. We have permitted information required by Items 2 and 3 to precede the Risk/Return Summaries to the extent that it is information common to all of the funds in the prospectus and would allow the registrant to avoid repetition that would add length to the prospectus. Unlike introductory material we have permitted other funds to include prior to their Risk/Return Summaries, much of the information in this section either is particular to individual funds or is repeated in the individual funds' Risk/Return Summaries. Please review this section and either delete or move information that is particular to individual funds or repetitive of information in the Risk/Return Summaries.

2.	The third paragraph on page 3 states that the Index Methodology will be publicly available on the funds' website. Please provide us with a copy of the Index Methodology.

Overview of the Investment Objectives and Strategies of the Funds (Page 3)

3.	Comment 1 above applies similarly to this section. Please review this section and delete or move information that is repeated in the Risk/Return Summaries.

Wilder Asian Emerging Markets Exchange-Traded Fund — Principal Investment Strategies (Page 4)

4.	This fund will invest at least 90% of its assets in common stocks or ADRs of companies contained in the Wilder Asian Emerging Markets Index which, in turn, is comprised of securities of "companies *headquartered* in Central and Pacific Asian emerging markets . . . ." (Emphasis added.) Rule 35d-1(a)(3) under the Investment Company Act provides that when the name of a fund suggests that the fund focuses its investments in a particular geographic region, the fund must have a policy to invest at least 80% of the value of its assets in investments that are tied economically to the geographic region suggested by the name. The adopting release to Rule 35d-1 explained that the 80% test was intended to permit a fund to include the name of a country or region in its name when the fund makes investments that "expose the [investment] company's assets to the economic fortunes and risks of the country or geographic region indicated by its name." *See* Investment Company Act Release No. 24828, at II.A.2 (Jan. 17, 2001). Please explain to us why the location of a company's headquarters in Asia economically ties the company to Asia in a way that would expose the company to the economic fortunes and risks of Asia. This comment applies similarly to each of the other country or regional funds in the prospectus.

5.	The first paragraph states that the number of companies comprising the Index will vary from time to time, and on occasion the Index may contain as few as 30 securities. Please provide the typical range of the number of companies that will comprise the Index.

6.	The third paragraph states that the fund may be concentrated from time to time in certain sectors. Based on the current composition of the Index, is it expected that the fund will be concentrated in any sector or sectors when the fund is first offered? If so, please identify the sector or sectors.

Wilder Asian Emerging Markets Exchange-Traded Fund — Principal Risks (Page 5)

7.   The third bullet in this section states that the fund may be subject to the risks of the following sectors: consumer discretionary, industrials, information technology, and telecommunications. Please describe the risks of each of these sectors with specificity.

8.   The last risk on page 6 concerns geographic concentration and emerging market risk. The description of this risk is general in nature and does not describe risks of investments in Asian emerging market companies with sufficient specificity. Please revise the disclosure to describe the risks of investments in Asian emerging market companies with greater specificity. This comment should be considered similarly applicable to the description of risks for each of the country or regional funds in the filing.

Wilder Asian Emerging Markets Exchange-Traded Fund — Fees and Expenses (Page 8)

9.   Footnote 1 to the fee table discloses the transaction fees for purchasing and redeeming Creation Units of the fund. Please revise the "Shareholder Fees" section of the fee table to disclose the costs associated with buying, holding or selling Creation Units of the fund. See Instruction 2(d) to Item 3 of Form N-1A. An example of such disclosure is available in the current ProShares ETF prospectuses (SEC File Nos. 333-89822; 811-21114). Please make similar changes to the other fee tables as well.

Wilder Diversified Healthcare Exchange-Traded Fund — Principal Investment Strategy (Page 20)

10.   The last sentence of the third paragraph states that "the Index does not expect to concentrate its investments in *any sectors other than those described above*." (Emphasis added.) It is unclear what the italicized phrase is referencing. The term "sector" is not used in the disclosure prior to this paragraph. The fund discloses that it invests in companies classified as healthcare companies by the Global Industry Classification Standards ("GICS"). The GICS system identifies "healthcare" as a sector. The healthcare sector is comprised of 10 sub-industries, of which the Index is comprised of 9 of the 10 sub-industries. Is the term "sectors" referring to the healthcare sector, or is it referring to the 9 healthcare sub-industries? Please clarify the fund's policy on concentration.

Wilder Diversified Healthcare Exchange-Traded Fund — Principal Risks (Page 21)

11.   The third bullet of this section on page 22 concerns sector risk. This section refers to the healthcare, life sciences and biotechnology sectors. The Principal Investment Strategy section, however, identifies life sciences and biotechnology as sub-industries, not as sectors. Please use the terms "sector" and "sub-industry" consistently throughout the registration statement.

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Wilder Worldwide Emerging Markets Exchange-Traded Fund (Page 42)

12. In a commentary on the fund we saw, Dr. Richard Wilder, the managing member and sole control person of the Index Creator, was quoted as stating:

> "Some of the largest holdings in the Wilder Worldwide Emerging Markets Index are small-cap and mid-cap companies in countries such as Malaysia, Argentina, and Turkey. In contrast, the largest holdings in other emerging market indices are typically large-cap companies in countries such as Russia and India. Consequently, the Index has a low correlation with other emerging markets indices."

This information about how the Index differs from other emerging market indices does not appear in the registration statement. In light of the statement, please consider whether the descriptions of the fund's strategy and risks are adequate.

Additional Information About the Funds, Their Principal Strategies and Related Risks (Page 48)

13. This section discusses strategies which are not principal strategies. Please revise the heading of this section to reflect the discussion of non-principal strategies.

Portfolio Managers (Page 59)

14. The first paragraph states that Ms. Krisko is a senior portfolio manager and that she joined BNY in 2005. Please disclose how long Ms. Krisko has been a senior portfolio manager and her position when she first joined BNY. The disclosure also states that Ms. Krisko was a portfolio manager and trader at Northern Trust and Deutsche Asset Management. Please identify the years in which she was a portfolio manager and the years in which she was a trader at each firm.

Statement of Additional Information

Securities Lending (Page B-14)

15. This paragraph states that a fund may lend its investment securities to qualified institutional investors. Please explain to us whether the fund will have the ability to vote shares of securities it owns while they are on loan to another entity, or whether the fund will relinquish its voting rights at those times.

Fundamental Investment Limitations (Page B-17)

16.   Investment Limitation 3 provides that a fund may not invest more than 25% of its total assets in any one industry or group of industries, "except to the extent that an underlying Index is concentrated in a particular industry." It is unclear from the quoted language of the Investment Limitation whether a fund would be required to concentrate in an industry when the underlying Index is concentrated, or whether the fund would have discretion not to concentrate the industry. Please revise the Investment Limitation to state a definite concentration policy, *e.g.*, a policy stating that a fund *will* concentrate in an industry when its underlying Index is concentrated in a particular industry.

Portfolio Managers (Page B-22)

17.   The first paragraph on page B-23 is the location of the information about other accounts managed by the portfolio managers. For each of the accounts identified, provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account. *See* Item 15(a)(3) of Form N-1A.

Portfolio Manager Compensation (Page B-23)

18.   This section states that a portfolio manager's performance bonus "depends on how the Portfolio Manager performs relative to the Fund's benchmark and the fund's peer group . . . ." This suggests that a portfolio manager's compensation will be greater if the fund outperforms its benchmark and its peers. Please explain why it would be appropriate to award bonuses to the portfolio manager of an index fund for outperforming a benchmark and peer funds, when the objective of the fund is to track the performance of an Index.

Proxy Voting Policies (Page B-26)

19.   This section states that the proxy voting policies have been attached as Appendix A, but they have not been attached. Please attach the policies in a pre-effective amendment to the registration statement.

General Comments

20.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

23.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

24.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

25.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the funds and their management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

26.   Notwithstanding our comments, in the event the funds request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel